MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                              Twelve Months          Year
                                  Ended             Ended
                              June 30, 2004   December 31, 2003
                                    (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income (a)                   $180,420          $ 170,956

Income Taxes (b)                   90,565             93,751
                                  270,985            264,707

Rents (c)                           9,284              9,073

Interest (d)                       57,890             54,354

Total Earnings Available
 for Fixed Charges               $338,159          $ 328,134

Preferred Dividend Requirements  $    685          $     717

Ratio of Income Before Income
 Taxes to Net Income                 147%               153%

Preferred Dividend Factor on
 Pretax Basis                       1,007              1,097

Fixed Charges (e)                  71,120             68,141

Combined Fixed Charges and
 Preferred Stock Dividends       $ 72,127          $  69,238

Ratio of Earnings to Fixed
 Charges                             4.8x               4.8x

Ratio of Earnings to
 Combined Fixed Charges
 and Preferred Stock Dividends       4.7x               4.7x


(a)  Net income excludes undistributed income for equity investees.

(b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)  Represents interest portion of rents estimated at 33 1/3%.

(d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).